# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coherus Oncology, Inc., CIK 0001512762
CUSIP: 19249H103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: C/O DENNIS M. LANFEAR, 333 TWIN DOLPHIN DR, SUITE 600, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002109159

## Reporting persons
- Timothy G. Youngquist 2020 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 7,290,800; shared voting power 0; sole dispositive power 7,290,800; shared dispositive power 0; aggregate amount beneficially owned 7,850,800 (6.5% of the class)
  Comment: Trust

## Item 1. Issuer
Name of issuer: Coherus Oncology, Inc.
Address of issuer's principal executive offices: C/O DENNIS M. LANFEAR, 333 TWIN DOLPHIN DR, SUITE 600, REDWOOD CITY, CALIFORNIA, 94065

## Item 2. Person Filing
Name of person filing: Timothy G. Youngquist 2020 Irrevocable Trust
Address of principal business office or, if none, residence:
15581 Pine Ridge Road
Fort Myers, Fl 33908
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,850,800 shares of Common Stock
Percent of class: 6.49%.
Sole power to vote or to direct the vote: 7,850,800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,850,800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Timothy G. Youngquist 2020 Irrevocable Trust

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Trust

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Timothy G. Youngquist 2020 Irrevocable Trust: Paul McCullers, manager (02/05/2026)
Comment: Outstanding shares. The percentage reported is based on 120,871,013 shares of the Issuer's common stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025. Trust ownership. The shares reported herein are held by the Timothy G. Youngquist 2020 Irrevocable Trust, dated 2020, as amended and/or restated (the "Trust"), of which Trista Kragh is a trustee. Trista Kragh may be deemed to beneficially own such shares. Options included for beneficial ownership only. Includes 560,000 shares of common stock underlying call options that constitute a right to acquire shares within 60 days for purposes of Rule 13d-3. For purposes of calculating the Reporting Person's percentage of class, such underlying shares are deemed outstanding. The Reporting Person does not have voting or dispositive power over such underlying shares prior to exercise.